EXHIBIT 99.5

CONSENT OF ERIC CHAPMAN

CONSENT OF AUTHOR / EXPERT

I hereby consent to:

1.	the use of my name, Eric Chapman, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” dated effective March 8, 2019 (the “Caylloma Report”), evaluating the Caylloma Mine of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” dated effective February 22, 2019 (the “San Jose Report”), evaluating the San Jose Mine of the Company, and the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017, evaluating the Lindero Property of the Company (together with the Caylloma Report and the San Jose Report, the “Reports”), and the information contained in the Reports described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission;

2.	the use of my name, Eric Chapman, and reference to my name, and the technical information relating to the updated Mineral Resource estimates for the Caylloma Mine and the San Jose Mine contained under the heading “General Development of the Business – Three-Year History and Recent Developments” in the Annual Information Form of the Company for the year ended December 31, 2018 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission; and

3.	the use of my name, Eric Chapman, and reference to my name, and the technical information contained in the Annual Information Form of the Company for the year ended December 31, 2018 included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission.

Dated: March 29, 2019

“Eric Chapman”
Eric Chapman, P.Geo.